Jalal Alghani

SCORE Reveals the Truth About Jalal Alghani

The Adair International Oil and Gas, Inc. (AIGI) shareholders deserve a forthright and honest management for their company. The SCORE Group has recently completed research into the biographical material presented on the AIGI website with regard to Mr. Jalal Alghani, AIGI Vice Chairman, CFO and Corporate Secretary. The SCORE Group research indicates that Mr. Alghani has greatly misrepresented himself and in several instances has outright lied to the AIGI shareholders on his resume. Presented below are Mr. Alghani's credentials as presented on www.aigionline.com


Jalal Alghani
Vice Chairman & Chief Financial Officer

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Qualifications

Seven years experience in debt financing, assets and financial management, profit sharing agreements (PSA), Royalty contracts negotiations, Joint Venture Agreements (JVA), Joint Operating Agreement (JOA), financial risk assessment of oil and gas exploration, seismic acquisition, drilling, pipeline transportation, refining both Oil and Gas productions, cash flow and profit structure of upstream and downstream operations of oil and gas.

Six years experience in international and domestic banking in United States, Europe, and Middle East. Includes private banking, commercial credit to business, letters of credit, Real Estate syndication, assets conversion, mergers and reverse acquisitions, public and private placement of capital (IPO), and portfolio assets management.

Education and Professional Organizations

Oxford Politic School of Technology
A level Degree in Applied Mathematics, Physics, Architecture and
English

University of Southern California (USC)
BS Degree in Architecture and Urban Planning with a Minor in
Economics

Bank of America - BOA University SF - Management Training Program
MBA Equivalent Degree (Investment and Private Banking)

Member of American Bankers Association, LA (ABA)
Member of Professional Environmental Marketing Association, LA
(PEMA)
Member of National Petroleum Refiners Association, USA (NPRA)
Member of Arab Bankers Association, UK (ABAUK)
Member of Society of Petroleum Engineers, LA (SPELA)



Work Experience

1990 - Present Adair Oil International, Inc. Vice Chairman, CFO
Oil & Gas Exploration and Production

8/96 - Present Dresser Engineering Company Vice President -
Western Region Oil & Gas Engineering Services

1989 - 1991 Quality Allied Trading (QAT) Managing Director Real
Estate Development Co. Real Estate Portfolio Management Kuwait
Investment Office London (KIO)

1983 - 1989 Bank of America Vice President Private Banking,
Bahrain Executive Vice President, Los Angeles & San Francisco
Personal and Business Financial Services


1st SCORE Finding

Mr. Alghani was born Jalal Abdulghani in Yemen. After he arrived in the United States, he changed his name to Jalal Al-Ghani in California and now is known as Jalal Alghani in Texas.

SCORE
Mr. Alghani Has Two Known Aliases!
Why?

2nd SCORE Finding

Mr. Alghani claims on this resume to only hold the titles of AIGI
Vice Chairman and Chief Financial Officer. Mr. Alghani is also the AIGI Corporate Secretary.

SCORE
Mr. Alghani Failed To Report All His Titles!
Why?

3rd SCORE Finding

Mr. Alghani claims to have an "A Level" degree from the Oxford
Politic School of Technology in Applied Mathematics, Physics,
Architecture and English.

The "Oxford Politic School of Technology" does not exist. At one time there was a school named "Oxford Polytechnic School of Technology". Assuming that Mr. Alghani was trying to spell Polytechnic, we found this school existed, however the school changed its name to Oxford Brooks University (OBU) in 1992.

The SCORE Group contacted Mr. Frank Ultsch, the OBU Head of Examinations to assist its research efforts. When Mr. Ultsch was asked to confirm the award of an "A Level" degree to Mr. Alghani in Applied Mathematics, Physics, Architecture and English, his immediate response was, "This is a fraudulent claim because the "A Level" degrees are awarded in only two subjects, not the four subjects as this individual has claimed."

Mr. Ultsch then examined his database searching for any evidence of a student with the last name of Abdulghani, Al-Ghani or Alghani and concluded, "no such person had attended the University at any time since 1980." The SCORE Group then requested a check back into the 1970's. Prior to 1980, the only records kept by the school were for the degrees awarded to its students. In checking back through 1976, there was no record of any degree being awarded to any student with the last name of Abdulghani, Al-Ghani or Alghani.

SCORE
Mr. Alghani Lied to the AIGI Shareholders about Receiving
"A Level" Degrees in England.

4th SCORE Finding

Mr. Alghani claims to have received a Bachelor of Science degree in Architecture and Urban Planning with a Minor in Economics from the University of Southern California (USC).

The SCORE Group contacted the USC Admissions and Records Office to verify if Mr. Alghani had graduated from the university with the degrees he claimed. The USC Admissions and Records Office responded: "no record of any student named Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani ever received a degree from USC". When queried as to how far back the records go, the SCORE Group was informed that the school only maintains records back to 1980. However, the USC Registrar referred the SCORE Group to the website: http://www.degreecheck.com as the best source for verifying university degrees prior to 1980. The SCORE Group found no award of any degree to Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani in the United States.

SCORE
Mr. Alghani Lied to the AIGI Shareholders about Receiving a B.S. Degree from USC.

The SCORE Group has been able to confirm that Mr. Alghani attended USC due to recent email contacts made by a former friend who attended classes with Mr. Alghani at USC. In an email to the SCORE website dated Wednesday 26 December, 2001 Mr. Abdullah Al-Mulla writes:

Dear Sirs,

Let me take this opportunity in congratulating you in this great effort to unfold the hidden secrets of this crook (Mr. Alghani). He was a personal friend of mine at USC in California in 1980. He used every method to deceive his closest friends. He stole a lot of money from our joint company called QAT if you check his CV. He took an equivalent of US$ 900,000 and declared Chapter 11 for the company. I have all the evidence, but couldn't use it anymore because of due process as he claims.
He also took around an equivalent of US$ 165,000 to finance his early trips to Yemen and against which he issued me fake shares for Adair Oil International (AOI). He did the same to 7 other shareholders who are not registered in the current AIGI. We all were the original Board of Directors of AOI (Delaware), but between him and John W. Adair, they have managed to wipe us out by setting up a Bahamas Company that took over these shares. All in all, the 7 shareholders have invested around $1 million dollars in AOL (Delaware).
There are a lot of hidden secrets of this man. For example in his CV he declares he worked for KIO in London. Well you can check with the London based investment company of Kuwait and direct the question to them. They will be able to answer you correctly. He has stolen money from our company and never declared it to the IRS. He used to take around $10,000 a month for about 2 years. I mean this man never stops to leach on others. He has to be prosecuted and penalized heavily. I will be happy to support any of the statements I made which I already filed with our credit chasers in Kuwait.
Thank you for reading my letter and look forward to hearing from you soon.

Abdullah Al-Mulla


5th SCORE Finding

Following the lead presented by Mr. Al-Mulla, the SCORE Group contacted a credit collection agency in Kuwait. The ten-year old debt that Mr. Alghani owes Mr. Abdulla Al-Mulla is detailed in this document (click here to view).

SCORE
Mr. Al-Mulla No Longer Trusts Mr. Alghani.
Should You?

6th SCORE Finding

Again, following one of Mr. Al-Mulla's leads, the SCORE Group contacted the Kuwait Investment Office (KIO) in London to confirm the employment of Mr. Alghani as Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani and were told to email our request to Mr. Mark Gray at the KIO. In reply to this email Mr. Gray responded, "In regard to your recent email, please be advised that we have no knowledge whatsoever of the person/persons named therein."

SCORE
Mr. Al-Mulla Was Correct!
Mr. Alghani Lied about his Employment with the Kuwait Investment Office in London

7th SCORE Finding

Mr. Alghani claims to have received a Masters in Business Administration (MBA) equivalent degree from the Bank of America
(BOA) university in San Francisco. The SCORE Group contacted a BOA representative and was told the bank does not have an affiliated university and none of its many training programs rise to the level of a MBA degree from an accredited university. According to the BOA representative, "such a claim is fraudulent and disgraceful".

SCORE
Mr. Alghani Lied to the AIGI Shareholders about Receiving a MBA Equivalent Degree.

8th SCORE Finding

Mr. Alghani claims to have been a member of the following organizations:

Member of American Bankers Association, LA (ABA)

Member of Professional Environmental Marketing Association, LA
(PEMA)

Member of National Petroleum Refiners Association, USA (NPRA)

Member of Arab Bankers Association, UK (ABAUK)

Member of Society of Petroleum Engineers, LA (SPELA)
The SCORE Group contacted the above organizations and learned the following:

Mr. Alghani has never been a member of the ABA.

The SCORE Group is awaiting information from PEMA.

Mr. Alghani has never been a member of the NPRA.

The SCORE Group is awaiting information from ABAUK.

Mr. Alghani has never been a member of the SPELA.
SCORE
Mr. Alghani Lied to the AIGI Shareholders about Membership in the ABA, NPRA and SPELA.

9th SCORE Finding

Mr. Alghani claims on this resume to be the Vice Chairman and CFO of Adair Oil International, Inc. from 1990 to the Present. If Adair Oil International, Inc. is a real oil and gas exploration and production company, Mr. Alghani has a conflict of interest.

SCORE
Mr. Alghani Lied to the AIGI Shareholders about Adair Oil
International Inc. or he has a Conflict of Interest!

10th SCORE Finding

Mr. Alghani claims to be the Vice President - Western Region Oil & Gas Engineering Services of Dresser Engineering Company from 1996 to the Present. Dresser Engineering Company removed Mr. John W.
Adair as President in 1997 and is no longer in existence.

SCORE
Mr. Alghani Lies Again!

11th SCORE Finding

Mr. Alghani claims to have been the Managing Director of Quality Allied Trading (QAT) a real estate development company and involved with real estate portfolio management with the Kuwait Investment Office (KIO) in London from 1989 to 1991. According to Mr. Al-Mulla above, Mr. Alghani stole money from his friends and business associates at QAT. According to the KIO, Mr. Alghani never worked for the KIO.

SCORE
Mr. Alghani Lies Again and Again!

12th SCORE Finding

Mr. Alghani claims on his resume seven years experience in debt financing, assets and financial management, profit sharing agreements (PSA), royalty contracts negotiations, Joint Venture Agreements (JVA), Joint Operating Agreement (JOA), financial risk assessment of oil and gas exploration, seismic acquisition, drilling, pipeline transportation, refining both oil and gas productions, cash flow and profit structure of upstream and downstream operations of oil and gas. He also claims six years experience in international and domestic banking in the United States, Europe, and the Middle East including private banking, commercial credit to business, letters of credit, real estate syndication, assets conversion, mergers and reverse acquisitions, public and private placement of capital (IPO), and portfolio assets management.

Mr. Alghani claims to have considerable experience in debt financing and assets and financial management, yet AIGI has never had sustainable revenue and has been perpetually undercapitalized. He also claims to have considerable experience with commercial credit to business and letters of credit, yet AIGI lost the Yemen Block 20 Operatorship because he could not procure an acceptable letter of credit!

In summary, as for all the claims Mr. Alghani makes about his business acumen and experience, why would those claims be any more valid than the other claims Mr. Alghani has already been caught lying about on his resume!

SCORE
Mr. Alghani Is A Fraud!